FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	KILE	MELINDA	G.		NEORX CORPORATION (NERX)				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	410 WEST HARRISON STREET						5/2002		VP and Controller

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	SEATTLE	WA	98119						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1472 (02-02)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Stock Option (Right to Buy)			2.80		5/1/02		A			40,000			(1)	5/1/12

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	40,000		—		40,000		D		—

Explanation of Responses:
(1) Exercisable in equal monthly installments of 1/48th per month beginning 6/1/02 in accordance with the vesting schedule of the restated employee stock option plan.

/s/ MELINDA G. KILE	June 7, 2002
**Signature of Reporting Person Melinda G. Kile	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

SEC 1472 (02-02)